

USPB UPDATE

Volume 12, Issue 3 · **www.uspremiumbeef.com** · **March 21, 2008**

More than 94% of unitholders vote yes; USPB's founding principles remain intact

USPB Unitholders Approve Proposed Transaction with JBS

By Steve Hunt, CEO

During the last two weeks, USPB's Board and management asked our unitholders to make a very important decision concerning the future of their company—specifically to sell our processing company, National Beef, to JBS S.A.

They responded decisively with more than 94% agreeing with our Board and management's recommendation. Their vote indicates they believe it will strategically benefit them, their company, associates and other producers who may want to be a part of USPB in the future. We will now proceed with the next step which is to gain approval from the U.S. Department of Justice.

For those of you who have not heard directly from us concerning this proposed sale, I'd like to explain how some of the terms of this transaction may impact you, assuming the Department of Justice approves it.

• First, USPB is not being sold, nor are we changing how our producers market cattle through our company. Actually, our producers and others who want to market cattle through USPB, will have facilities in Nebraska, Colorado, Texas and Utah, in addition to our plants in Kansas and California, to deliver cattle to the combined company. We view that as good for USPB and our industry.

• USPB will continue to own processing. The cash portion of our sale made the headlines. While that was significant, USPB will continue to own processing through its ownership of JBS common stock. Our investment in JBS stock will be approximately $65 million assuming this transaction closes.

To put that into perspective, our original equity investment in 1997 for a minority ownership position of then Farmland National Beef was approximately $38 million. So our company will own a considerably larger equity investment in processing at the close of this deal than when we began 11 years ago.

• USPB producers will have the same delivery rights and opportunities on the same grids as they have historically had through our company. In fact, the same people will be negotiating our grids, Tim Klein and myself. Producers will be able to lease delivery rights or buy them through the purchase of linked Class A and B units as in the past. Individual carcass data will continue to be provided on all cattle marketed through USPB.

In summary, our Board, management and unitholders believe this is a tremendous opportunity for our company and producers who have marketed cattle through USPB as well as others who may want to in the future. Our industry is fortunate to have a company like JBS who is willing to make a long-term investment in our industry. JBS is committed to owning processing in the United States and will strengthen our beef industry's ability to produce and market the highest quality beef for which we are recognized around the world. ♦

USPB QSS Members To Hold Spring Sales

The following U.S. Premium Beef Qualified Seedstock Suppliers (QSS) will conduct sales during the remainder of March and April. See USPB's web page for links that detail sale times and locations for all QSS sales.

Oleen Brothers	March 24
Rishel Angus	March 24
Larson Angus Ranch	March 26
Pelton Simmental/Red Angus	March 26
Gardiner Angus Ranch	April 5
Chair Rock Angus Spring Female Only	April 25
Heartland Simmental and Angus	April 26

In addition, the following USPB Qualified Seedstock Suppliers are selling bulls at private treaty:

Blair Brothers Angus	Chair Rock Angus
Dalebanks Angus	Harms Plainview Ranch
McCurry Angus	Trumbull Genetics

ASV Premium Moves to $35 Per Head

Company needs more ASV cattle

By Brian Bertelsen, Director of Field Operations

U.S. Premium Beef, LLC, increased its premium for Age and Source Verified (ASV) cattle beginning March 17, 2008. To qualify, cattle must be under 21 months of age and be delivered to our Liberal or Dodge City plants from a feedlot that is approved by a USDA ASV program.

Our processing company, National Beef, also requires that all ASV cattle have visual ear tags, preferably a group/lot tag. A National Beef L300 shipping document must also accompany each truckload of ASV cattle to our plants.

As always, ASV premiums will be adjusted accordingly as market conditions warrant and are dependent upon trade remaining open with Japan.

Our company has been a leader in the Japanese export market for many years. Pre-BSE, when there were no age restrictions, we would typically export a small percent of the carcass to Japan from a majority of the cattle harvested at our facilities.

The Japanese market is known for buying a small number of cuts such as tongue, short rib, chuck roll, plate and skirt. Since these cuts are not in high demand domestically, it can add significant value to our sales.

Currently, our company is number one in U.S. sales to Japan; however, we are now limited to product from cattle that are ASV or from carcasses that are A40, as determined by USDA graders who evaluate physiological maturity. Typically, the A40 classification only includes carcasses from cattle that are 18 months of age or younger. The A40 product does not include any source verification.

Even though we are the leader, we are still only marketing approximately 20% of the total product we were selling to Japan pre-BSE. This is because so few carcasses are eligible for export to Japan.

Fortunately, Japanese customers have been buying chuck rolls more consistently. Typically, demand for that cut is more seasonal. The sales of middle meats (rib and loin) have also increased recently, no doubt in part, due to a more favorable exchange rate.

We market ASV product separately

...continued on page 2

ASV Premium Moves… *continued from page 1*

from A40 cattle. Japanese retailers only buy the ASV product because they want source verification. That is why we expect a premium will continue even when the border opens to cattle under 30 months of age. There are Japanese retailers who prefer to buy from our company but can't because we do not have enough ASV product.

Supply of ASV cattle will increase over the next few months as more calf feds are harvested. However, the demand from Japanese retailers is still expected to be greater than that supply.

Whenever the Japanese border opens to cattle under 30 months of age, the majority of fed cattle in the U.S. should qualify for export. As a result, some packers have indicated they may discontinue ASV premiums. At this time, we anticipate continuing our ASV program, providing the demand for traceable beef products remains strong.

Unfortunately, we don't expect the border to widen anytime soon. When an agreement between the U.S. and Japan is reached, it will likely take considerable time before additional product will actually move into Japanese markets. Until then, we will be limited to A40 and ASV cattle.

Since beginning our program in 2005, USPB has paid over $2.1 million in total ASV premiums. Overall, on more than 100,000 ASV cattle delivered to our Kansas plants through March 8, 2008, total grid premiums have **averaged $52.25 per head**. See Table 1 below for detail on USPB premiums for ASV cattle.

Back certification is still allowed by USDA so if you have calf feds in a feedlot that are "home raised" or were shipped direct from the ranch to the feedlot but are not yet enrolled in a program, you may still be able to get them approved. But don't wait too long. Nearly every program will require that a specific ear tag be applied to meet their requirements. Choosing a program before reimplanting is a good idea so you can apply the necessary tags.

Table 1. Average Premiums for ASV Cattle—KS Plants

	Cumulative		FY 2008	
	All	Top 25%	All	Top 25%
Quality Grade	$28.95	$52.51	$33.94	$61.56
Yield Benefit	$6.37	$18.50	$4.84	$18.69
Yield Grade	-$4.70	-$4.74	-$3.00	-$3.80
Out Weight	-$1.87	-$1.15	-$2.51	-$1.50
Steer/Heifer	$2.10	$2.05	$1.89	$2.10
Subtotal	**$30.85**	**$67.17**	**$35.16**	**$77.05**
ASV	$21.40	$23.04	$25.00	$25.00
Total Prem.	**$52.25**	**$90.21**	**$60.16**	**$102.05**

USPB has ASV fact sheets on our website at www.uspremiumbeef.com, which list requirements, feedlot and ranch programs and show examples of program compliant tags that are required by most programs. This document is a valuable tool for identifying ASV cattle. If you have any questions about how you can market ASV cattle to USPB, **please call 866-877-2525.** ♦

USPB Non-Conditional Unit Trade Report

	FY 2008 Trades	Most Recent Trade
# Units Traded	6,480	200
Avg. Price/Unit	$112.99	$120.00

Benchmark Performance Data—KS Plants

Average Cattle Marketed 2/10/08 to 3/08/08				
(Numbers in Percent)	Base Grid		Market Grid	
	All	Top 25%	All	Top 25%
Yield	63.86	64.55	64.06	64.75
Prime	3.84	5.39	1.26	1.35
Choice Plus	71.45	77.02	57.06	58.92
CAB	17.85	24.51	7.71	6.32
BCP	11.58	13.23	0.00	0.00
Black Hided	73.21	80.61	51.52	34.27
Ungraded	1.68	1.03	2.87	1.86
Hard Bone	0.78	0.20	1.01	0.40
YG1	4.49	3.34	9.10	10.59
YG2	28.37	24.70	40.24	45.00
YG3	48.66	51.95	40.50	38.78
YG4	15.86	17.65	9.11	4.98
YG5	2.62	2.35	1.05	0.65
Light Wt.	0.51	0.33	0.44	0.15
Heavy Wt.	1.75	1.10	0.83	0.00
Average Grid Premiums/Discounts $/Head				
Quality Grade	$20.40	$29.22	-$1.81	$0.15
Yield Benefit	$9.35	$22.47	$4.47	$17.95
Yield Grade	-$8.08	-$9.01	$3.30	$8.89
Out Weight	-$2.85	-$1.80	-$1.85	-$0.27
Steer/Heifer	$1.12	$1.42	$2.60	$2.60
ASV	$0.72	$1.62	$0.48	$0.00
Natural	$1.32	$4.99	$0.00	$0.00
Total Prem.	**$21.98**	**$48.91**	**$7.19**	**$29.32**

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195

First Class
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Kansas City, MO
Permit #6412

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